UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Shapeways Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

81947T102

(CUSIP Number)

September 29, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81947T102

(1)	NAMES OF REPORTING PERSONS Koninklijke Philips N.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 4,146,478
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 4,146,478
(8) SHARED DISPOSITIVE POWER 0*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,146,478
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(*)	See Item 4 of this Schedule 13G.
(**)	Calculated based on 48,296,484 Shares outstanding as of September 29, 2021, based on information obtained from the Issuer.

CUSIP No. 81947T102

Item 1(a).	Name of Issuer:

Shapeways Holdings, Inc. (formerly Galileo Acquisition Corp.) (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

30-02 48th Avenue

Long Island City, NY 11101

United States of America

Item 2(a).	Name of Person Filing:

Koninklijke Philips N.V., (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Philips Center

Amstelplein 2

1096 BC, Amsterdam

The Netherlands

Item 2(c).	Citizenship:

The Netherlands

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $0.0001 Per Share (the “Shares”)

Item 2(e).	CUSIP Number:

81947T102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 81947T102

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

4,146,478

Item 4(b).	Percent of Class:

8.6%

Item 4(c).	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership. The following information is the same for each Reporting Person:

(i) Sole power to vote or direct the vote: 4,146,478

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,146,478

(iv) Shared power to dispose or to direct the disposition of: 0

The share amount reported herein consists of (i) 3,731,831 shares of common stock, par value $0.0001 per share, of the Issuer held of record by the Reporting Person and (ii) 414,647 shares of common stock, par value $0.0001 per share, of the Issuer (the “Earnout Shares”) held of record by the Reporting Person but deposited in an escrow account.

The Earnout Shares are subject to vesting and forfeiture conditions based upon the VWAP trading price of the Issuer’s common stock reaching targets of $14.00 and $16.00, respectively (with 50% released at each target) for a period of 30 consecutive trading days during the three-year period after September 29, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

CUSIP No. 81947T102

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 81947T102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2021	KONINKLIJKE PHILIPS N.V.

	By:	/s/ Marnix van Ginneken
		Name:	Marnix van Ginneken
		Title:	Chief Legal Officer